SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-18224



(check one)         0       Form 10-K and From 10-KSB
                    0       Form 11-K
                    0       From 20-F
                    |X|     From 10-Q and From 10-QSB
                    0       From N-SAR for period Ended June 30, 1997


          o         Transition Report on Form 10-K and From 10-KSB
          o         Transition Report on Form 20-F
          o         Transition Report on From 11-K
          o         Transition Report on From 10-Q and From 10-QSB
          o         Transition Report on Form N-SAR


          For the transition period ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I

                             REGISTRANT INFORMATION

     Full name of registrant                    Group V Corporation

     Former name if applicable                  NuOasis Gaming, Inc.

     Address of principal executive office (Street and Number)

                                                515 15th Street

     City, State and Zip Code                   San Francisco, California 94103)


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



                                     PART II

                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(B), the following should be completed. (Check appropriate boxes.)

o (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semiannual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portions thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

o (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

                                 Not applicable.

                                     PART IV

                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

          Joseph Monterosso              (145)                      575-0222
          (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Action of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) has been filed? If the answer is no, identify reports(s).

          |x|      Yes        o    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          |x|      Yes        o    No


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


     During the fiscal year ended June 10, 1997, the Registrant acquired National Pools Corporation ("NPC"), a developer of a group play system in state lotteries in the United States and foreign countries. As a result, it is anticipated the earnings statements will reflect the acquisition of NPC related operating resulting in a change in earnings from the corresponding period for last fiscal year.

              Group V Corporation (formerly, NuOasis Gaming, Inc.)
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on it behalf by the undersigned thereunto duly authorized.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 13, 1997                   By: /s/ Joseph Monterosso
                                             Joseph Monterosso, Chairman and CEO


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